
07002425

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 27 2007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Shufro, Rose & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Olga Brittner — (212) 754-5100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, Steven J. Glass and John Contant , swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shufro, Rose & Co., LLC, as of December 31 , 2006 , are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: None

We further affirm that the financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc. employed by Shufro, Rose & Co., LLC.

YOOLIM KAMINSKY
Notary Public, State of New York
No. 01KA6153756
Qualified in New York City
Commission Expires October 16, 2010



Signature

Managing Member
Title



Notary Public

2/9/07



Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHUFRO, ROSE & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Shufro, Rose & Co., LLC
New York, New York

We have audited the accompanying statement of financial condition of Shufro, Rose & Co., LLC as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Shufro, Rose & Co., LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 20, 2007

SHUFRO, ROSE & CO., LLC

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	$ 524,753
Due from broker	406,475
Advisory fees receivable	3,037,093
Commissions and brokerage receivable	81,433
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $2,997,925	354,920
Other assets	48,443
	$ 4,453,117
LIABILITIES	
Compensation payable to members	$ 3,231,517
Accrued expenses and other payables	221,600
	3,453,117
Commitments	
MEMBERS' CAPITAL	1,000,000
	$ 4,453,117

See notes to statement of financial condition

SHUFRO, ROSE & CO., LLC

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and business:

Shufro, Rose & Co., LLC (the "Company"), a New York limited liability company, is a registered broker/dealer and investment advisor, clearing all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

[2] Equipment and improvements:

Depreciation of furniture and equipment is computed using the double-declining-balance method over the estimated useful life of the assets. Leasehold improvements are amortized by the straight-line method over the life of the applicable lease or the life of the improvement, if shorter.

[3] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE B - EXCHANGE MEMBERSHIP

As a member organization of the New York Stock Exchange (the "NYSE"), the Company was entitled to receive certain cash and stock distributions in connection with the merger of the NYSE and Archipelago Holdings, Inc. during 2006. As a permitted option, the Company elected to have the distributions made directly to its members, except for one member (the "nonqualifying member") whose ownership percentage in the Company was less than the 5% required to qualify for such distribution. Distribution amounts attributable to the nonqualifying member were received by the Company which has separately agreed to allocate income, gain or loss amounts attributable to such distributions and related share ownership specifically to the nonqualifying member. At December 31, 2006, the amount due to the nonqualifying member totaled $37,387 and is included in other liabilities.

At December 31, 2006, the Company's investment in NYSE shares was fair valued at $38,443, as determined by management based on available market data and considering sales restrictions, and is included in other assets.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $474,853, which was $424,853 in excess of its required net capital. The Company's net capital ratio was .8 to 1.

NOTE D - INCOME TAXES

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to the New York City unincorporated business tax.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is the investment manager of two investment limited partnerships. The members and an employee of the Company are members of the general partner of these partnerships. The Company does not have an equity investment in either partnership and does not share in partnership income or losses; however, the Company bears all operating and administrative expenses of the partnerships other than brokerage commissions and transaction costs. At December 31, 2006 accrued expenses include approximately $35,000 of expenses incurred on behalf of these partnerships. The Company receives a quarterly management fee from one of the investment partnerships equal to one quarter of one percent (0.25%) of the partnership's net asset value at the end of each calendar quarter. At December 31, 2006, advisory fees receivable include approximately $126,000 due from this related partnership.

NOTE F - LEASE COMMITMENTS

The Company's office lease is for a ten-year term which commenced January 1, 1999. The terms of the lease include escalation clauses for increases in real estate taxes and certain operating expenses. Future minimum annual rental commitments under the office lease are approximately $665,000 for 2007 and 2008. Minimum annual rental commitments pursuant to an equipment lease are approximately $7,000 through 2009 and $4,000 for 2010.

NOTE G - CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

The Company keeps most of its cash with a major bank. The account balances often exceed the FDIC insurance limit.

NOTE H - MEMBERS INTERESTS

Effective December 31, 2006, two members of the Company retired from the firm and received final distributions of their capital balances.

END